EXHIBIT 3.1

ARTICLES OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF CITIZENS COMMUNITY BANCORP, INC.

1.        The name of the Corporation is Citizens Community Bancorp, Inc.

2.        The amendment adopted relates to Article 5 of the Articles of Incorporation of the Corporation. Subsection A. of Article 5 is amended in its entirety to read as follows:

ARTICLE 5.

A.        Capital Stock. The total number of shares of capital stock of all classes which the Corporation has authority to issue is thirty-one million (31,000,000) shares, consisting of:

1.        One million (1,000,000) shares of preferred stock, par value one cent ($.01) per share (the “Preferred Stock”); and

2.        Thirty million (30,000,000) shares of common stock, par value one cent ($.01) per share (the “Common Stock”).

The aggregate par value of all the authorized shares of capital stock is three hundred ten thousand dollars ($310,000). Except to the extent required by governing law, rule or regulation, the shares of capital stock may be issued from time to time by the Board of Directors without further approval of the stockholders of the Corporation. The Corporation shall have the authority to purchase its capital stock out of funds lawfully available therefore, which funds shall include, without limitation, the Corporation’s unreserved and unrestricted capital surplus.

The remainder of Article 5, as originally adopted, remains unchanged.

3. The foregoing amendment to the Articles of Incorporation of the Corporation was approved and advised for proposal to the stockholders by the Corporation’s Board of Directors on December 29, 2011 and was approved and adopted by the stockholders of the Corporation at its annual meeting of stockholders on February 23, 2012 in accordance with Section 2-607 of the Maryland General Corporation Law.

4. Immediately prior to the amendment to subsection A. of Article 5 described above, the total number of shares of stock of all classes which the Corporation had authority to issue was twenty-one million (21,000,000) shares having an aggregate par value of all the authorized shares of capital stock of two hundred ten thousand dollars ($210,000), consisting of: (a) One million (1,000,000) shares of preferred stock, par value one cent ($.01) per share; and (b) Twenty million (20,000,000) shares of common stock, par value one cent ($.01) per share.

5. The foregoing amendment to the Articles of Incorporation of the Corporation did not modify or change the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and other terms and conditions of redemption of any shares of any class of the Corporation’s capital stock

Dated this 6th day of March, 2012.

CITIZENS COMMUNITY BANCORP, INC.

BY	/s/ Edward H. Schaefer
Edward H. Schaefer, President and
Chief Executive Officer

BY	/s/ David B. Westrate
David Westrate, Secretary

Please return this document to:

Lynn Werther

Reinhart Boerner Van Deuren s.c.

N16 W23250 Stone Ridge Drive

Waukesha, WI 53188